November 14, 2014

Derek B. Newman Division of Investment Management Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

RE:	Guggenheim Credit Allocation Fund
(File Nos. 333-198646, 811-22715)

Dear Mr. Newman:

Guggenheim Credit Allocation Fund (the “Fund”) has received the Staff’s comment letter, dated October 8, 2014, regarding the registration statement on Form N-2 filed by the Fund on September 8, 2014 (the “Registration Statement”). We have considered the comments to the Registration Statement and, on behalf of the Fund, responses to those comments are set forth below. Changes will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement, which the Fund intends to file on or about the date hereof and will be marked to show all changes made since the initial filing of the Registration Statement.

COVER PAGE

Comment 1
In the fifth (bolded) paragraph, please enhance the disclosure regarding securities of below investment grade quality by adding disclosure stating that these securities are commonly referred to as “junk.”

Response 1	The Fund has added the requested disclosure to the Registration Statement.

Comment 2
The disclosure provides, “[t]o the extent that the Fund invests in synthetic investments with economic characteristics similar to credit securities, the value of such investments will be counted as credit securities for purposes of the Fund’s policy of investing at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in credit securities.” Please enhance this disclosure by providing examples of the types of synthetic instruments that the Fund may use to gain economic exposure to credit securities. In addition, please supplementally confirm that the market (or fair) value of derivative instruments, rather than the notional value, will be used by the Fund for purposes of determining satisfaction of the 80% test.

Response 2
The Fund has provided examples of synthetic investments that the Fund may use to gain economic exposure to credit securities in the body of the Prospectus. The Fund respectfully submits that including such examples on

Securities and Exchange Commission
November 14, 2014

the cover page of the Prospectus, which may include other information only if it “does not, by its nature, quantity, or manner of presentation impede understanding of the required information,” or the Prospectus Summary, which is to “provide a clear and concise description of the key features of the offering and the Registrant,” would be inappropriate.

We also note that other examples of investments that would qualify as synthetic investments are discussed in greater detail throughout the description of the fund’s investments.  For example, disclosure under the heading “—Senior Loan Based Derivatives” on the preceding page discusses the Select Aggregate Market Index (or SAMI) which provides synthetic exposure to a basket of Senior Loans.

The Fund confirms supplementally that the market (or fair) value of derivative instruments, as used in calculating the Fund’s net asset value, rather than the notional value, will be used by the Fund for purposes of determining compliance with the 80% test.

Comment 3
In the paragraph entitled “Financial Leverage,” the disclosure provides that, as of May 31, 2014, the Fund had reverse repurchase agreements outstanding representing Financial Leverage equal to approximately 25% of the Fund’s Managed Assets. This disclosure, without a statement to the contrary, suggests that there are no other forms of leverage (i.e., Indebtedness or Preferred Shares). If true, please include disclosure that, as of May 31, 2014, the Fund did not have any Indebtedness or Preferred Shares outstanding.

Response 3
The Fund confirms that as of May 31, 2014, the Fund did not have any Indebtedness or Preferred Shares outstanding. The Fund notes that accompanying the description of the Fund’s credit facility in the Prospectus is a statement that “As of May 31, 2014, no Borrowings under the committed facility were outstanding.” The Fund has also has added disclosure to that effect when discussing the Fund’s outstanding Financial Leverage as of May 31, 2014.

Comment 4
At the end of the paragraph entitled “Common Shares,” the disclosure provides the net asset value of the Common Shares and the last reported sale price of the Common Shares on the NYSE. Please consider enhancing this disclosure by also providing the discount or premium to net asset value (expressed as a percentage).

Response 4	The Fund has added the requested disclosure to the Registration Statement.

Securities and Exchange Commission
November 14, 2014

PROSPECTUS

Investment Portfolio (Page 3)

Comment 5
The disclosure provides that, “[f]or purposes of applying the Fund’s credit quality policies, in the case of securities with multiple ratings (i.e., a security receiving two or more different ratings from two or more different NRSROs), the Fund will apply the highest of the applicable ratings.” Please supplementally explain why this default approach is appropriate without (as the disclosure seems to suggest) taking into consideration the Adviser’s own credit analysis when presented with different ratings across several rating organizations.

Response 5
The Fund believes that it is preferable for portfolio parameters to be based on objective criteria whenever possible. Therefore, when ratings are available for a security, the Fund applies such rating, and not the Adviser’s own credit analysis, for purposes of the Fund’s credit quality policy. The Fund respectfully submits that no rules or SEC interpretations govern application of the Fund’s credit quality policy, and that the Fund’s treatment of split-rated securities for purposes of its credit quality policy is both reasonable and clearly disclosed to shareholders. The Fund also notes that many of its peer funds have similar policies with respect to split-rated securities. See, for example, DoubleLine Income Solutions Fund (File Nos. 333-186045 and 811-22791) (“In the case of split ratings, DoubleLine will categorize the security according to the highest rating assigned.”); Eaton Vance Floating-Rate Income Plus Fund (File Nos. 333-187767 and 811-22821) (“For purposes of rating restrictions, if investments are rated differently by rating agencies, the higher rating is used.”); PIMCO Dynamic Credit Income Fund (File Nos. 333-184290 and 811-22758) (“For purposes of applying the foregoing policy, in the case of securities with split ratings (i.e., a security receiving two different ratings from two different rating agencies), the Fund will apply the higher of the applicable ratings.”).

Leverage (Page 6)

Comment 6
In the penultimate paragraph in this section, please revise the disclosure with respect to the Fund’s earmarking/segregation policy to specifically address the Fund’s polices with respect to credit default swaps sold by the Fund. In addition, at the end of the last sentence, please enhance the disclosure by providing, “and other requirements of the 1940 Act” or comparable disclosure.

Response 6	The Fund has added the requested disclosure to the Registration Statement.

Securities and Exchange Commission
November 14, 2014

Special Risk Considerations (Generally) (Page 8)

Comment 7
The Fund’s registration statement on Form N-2, which was declared effective on June 25, 2013, contained risk disclosure with respect to market disruption and geopolitical instability. We have noticed that neither this nor comparable risk disclosure is included in the Registration Statement. Please consider incorporating comparable risk disclosure into the Registration Statement discussing, for example, geopolitical instability that may adversely affect markets, such as the situation in the Ukraine and turmoil in the Middle East.

Response 7	The Fund has added the requested disclosure to the Registration Statement.

Special Risk Considerations – Credit Securities Risk (Page 9)

Comment 8
In light of the Federal Reserve Board’s tapering of quantitative easing and the possible rise in interest rates, along with changes in the size and structure of the bond market (see generally IM Guidance Update No. 2014-1 (January 2014)), please consider separate risk disclosure addressing the possibility of heightened volatility, reduced liquidity and valuation difficulties that may impact fixed income markets.

Response 8
The Fund notes that disclosure in the body of the Prospectus under “Risks—Credit Securities Risk—Interest Rate Risk” discloses risks associated with tapering of quantitative easing and the impact of possible risk in interest rate, as contemplated by IM Guidance Update No. 2014-1. The Fund has enhanced this disclosure and copied it to the corresponding risk factor in the Prospectus Summary.

Summary of Fund Expenses (page 36)

Comment 9
The disclosure regarding the Fund’s investment strategy states that the Fund may obtain investment exposure by investing in other investment companies. We note the absence of the Acquired Fund Fees & Expenses (“AFFE”) line item from the Fund’s expenses table. Please confirm in your response letter that the Fund will not in the upcoming year make investments at the level that triggers the need for an AFFE line item. If no such line item is required, please indicate in your response letter that any AFFE is nonetheless included in “Other Expenses,” or that the Fund does not intend to continue to invest in any “Acquired Funds.”

Response 9
For the Fund’s fiscal year ended May 31, 2014, the expenses associated with investments in other investment companies, if any, were less than 0.01% of the Fund’s net assets attributable to common shares. Therefore, such line item is not required, in accordance with Instruction 10(a) to Item 3 of Form

Securities and Exchange Commission
November 14, 2014

N-2. The Fund confirms that expenses associated with investments in other investment companies, if any, are included in “Other Expenses.”

Use of Financial Leverage – Indebtedness (page 62)

Comment 10
With respect to the Fund’s Committed Facility Agreement with BNP Paribas, the disclosure provides that borrowings under the committed facility are collateralized by portfolio assets which are maintained by the Fund in a separate account with the Fund’s custodian for the benefit of the lender, and that such securities deposited in the collateral account may be rehypothecated by BNP Paribas [emphasis added]. Please supplementally explain why such rehypothecation is consistent with the custody requirements of the 1940 Act and staff guidance.

Response 10
Under the terms of the Committed Facility Agreement, BNP Paribas may rehypothecate, as principal and not as agent for the Fund, collateral pledged by the Fund and maintained by the Fund in the special custody account. The securities rehypothecated by BNP Paribas are treated as having been lent by the Fund to BNP Paribas and BNP Paribas has structured the terms of such rehypothecation in accordance with the interpretations of the SEC applicable to securities lending by registered investment companies. Specifically:

•
The Fund’s Board of Trustees has reviewed and approved the Committed Facility Agreement, including the terms related to rehypothecation. The Fund has adopted securities lending policies and procedures and the Fund’s Board of Trustees has reviewed the policies and procedures of BNP Paribas pursuant to which such rehypothecation is conducted. The Board considered that BNP Paribas would rehypothecate such securities as principal and not as agent of the Fund and would therefore have the sole obligation to return such securities and evaluated the credit risk of BNP Paribas.

•
The rehypothecated securities are appropriately collateralized. The terms of the Committed Facility Agreement provide that BNP Paribas may rehypothecate securities having an aggregate value not in excess of the amount drawn by the Fund under the Committed Facility Agreement. If as of the close of business on any Business Day the value of all outstanding rehypothecated securities exceeds the Fund’s outstanding borrowings under the Committed Facility Agreement (a “rehypothecation excess amount”), BNP Paribas must either (a) reduce the amount of outstanding rehypothecated securities or (b) deliver to the Fund an amount of cash at least equal to any rehypothecation excess amount. In the event that BNP Paribas fails to return a rehypothecated security, the principal amount owed by the Fund pursuant to its outstanding borrowings under the Committed Facility Agreement is reduced by the value of

 Securities and Exchange Commission
November 14, 2014

such security. As a result, the proceeds of the Fund’s borrowings under the Committed Facility Agreement, together with any rehypothecation excess amount, effectively represent cash collateral equal to at least 100% of the value of the securities that have been rehypothecated.

•
The Fund’s borrowings under the Committed Facility Agreement are limited by the 300% asset coverage requirement of Section 18 of the 1940 Act. As a result, the amount of securities that may be rehypothecated will not exceed 33 1/3% of the Fund’s total assets.

•
The Fund may request the return of any rehypothecated securities, including by removing such securities from the collateral account, in which case BNP Paribas will return the rehypothecated securities within the normal and customary settlement time for securities transactions.

STATEMENT OF ADDITIONAL INFORMATION

Management of the Fund – Board of Trustees (page S-14)

Comment 11
In the table providing information with respect to the Trustees, the heading of the column including Donald C. Cacciapaglia should indicate that he is an “interested” (rather than independent) trustee. Please revise accordingly.

Response 11	The Fund has revised the column heading as requested.

FORM OF PROSPECTUS SUPPLEMENT

Comment 12
Please replace the following sentence with the expanded disclosure currently found on the cover page of the Prospectus which discusses (among other things) the utilization of leverage and investment in securities rated below investment grade (i.e., junk): “Investing in the Fund’s Common Shares involves certain risks.”

Response 12	The Fund has replaced the disclosure as requested.

GENERAL COMMENTS

Comment:
Where a comment is made in one location, it is applicable to all similar disclosure future prospectus supplements). We may have additional comments on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the 1933 Act.

 Securities and Exchange Commission
November 14, 2014

Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Response:	In response to your comments, the Fund has made consistent revisions throughout the Registration Statement.

Comment:
Please confirm to us that, concurrent with the filing of each prospectus supplement, a legality opinion will be filed with a post-effective amendment regarding each such future offering of common shares. See Staff Legal Bulletin 19 (Oct. 11, 2011), text at note 26. In addition, please state in your response letter the procedure to be followed to obtain FINRA review and clearance of the filing, including the form of prospectus supplements, regarding the Fund’s contemplated offerings.

Response:	The Fund confirms that a legality opinion will be filed with each takedown from this Registration Statement in accordance with Staff Legal Bulletin 19.

The Fund intends to submit the Registration Statement for review by FINRA Corporate Finance and receive a condition no-objection letter. Thereafter, the applicable underwriter or dealer for a given takedown will submit each takedown to receive clearance from FINRA Corporate Finance under FINRA Rule 5110.

Comment:
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response:
The persons who are responsible for the accuracy and adequacy of the disclosure in the Registration Statement have reviewed the disclosure set forth in Pre-Effective Amendment No. 1 to the Fund’s Registration Statement.

*    *    *    *    *    *

Should you have any additional comments or concerns, please do not hesitate to contact me at (212) 735-3406 or Kevin Hardy at (312) 407-0641.

Sincerely,

/s/ Michael K. Hoffman

Michael K. Hoffman